UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 4)

TIBCO SOFTWARE INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

88632Q 10 3
(CUSIP Number)

DECEMBER 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]        Rule 13d-1(b)

    [   ]        Rule 13d-1(c)

    [X]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88632Q 10 3

    1.        Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Reuters Group PLC

    2.        Check the Appropriate Box if a Member of a Group (See Instructions)

               (a) [ ]                Not applicable.
               (b) [ ]

    3.        SEC Use Only

    4.        Citizenship or Place of Organization: United Kingdom

Number	5. Sole Voting Power: 103,997,541
of Shares
Beneficially	6. Shared Voting Power: 0
Owned by
Each	7. Sole Dispositive Power: 103,997,541
Reporting
Person With:	8. Shared Dispositive Power: 0

    9.        Aggregate Amount Beneficially Owned by Each Reporting Person: 103,997,5411

    10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

    11.      Percent of Class Represented by Amount in Row (9): 48.7% 2

    12.      Type of Reporting Person (See Instructions): CO

[1]	The number of shares beneficially owned includes 776,668 exercisable stock options.

[2]	Calculated pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended , based on 212,719,463 shares of common stock outstanding on October 7, 2003.

Item 1.

    (a)        Name of Issuer: TIBCO Software Inc.

    (b)        Address of Issuer’s Principal Executive Offices:

                3303 Hillview Avenue
                Palo Alto, CA 94304

Item 2.

    (a)        Name of Person Filing: Reuters Group PLC

    (b)        Address of Principal Business Office or, if none, Residence:

                85 Fleet Street
                London, UK EC4P 4AJ

    (c)        Citizenship: United Kingdom

    (d)        Title of Class of Securities: Common Stock

    (e)        CUSIP Number: 88632Q 10 3

Item 3.      If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

    (a)        [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b)        [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c)        [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d)        [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e)        [ ] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

    (f)         [ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

    (g)        [ ] A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);

    (h)        [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i)         [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                 Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j)         [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

                 Not Applicable

Item 4.      Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)        Amount Beneficially Owned: 103,997,541

    (b)        Percent of class: 48.7%   (Calculated pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as
                 amended, based on 212,719,463 shares of common stock outstanding on October 7, 2003.)

    (c)        Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 103,997,541

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 103,997,541

(iv) Shared power to dispose or to direct the disposition of: 0

The number of shares beneficially owned includes 776,668 exercisable stock options.

Item 5.      Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                  Holding Company

                  See Exhibit 99.1.

Item 8.      Identification and Classification of Members of the Group

                  Not applicable.

Item 9.      Notice of Dissolution of Group

                  Not applicable.

Item 10.    Certification

                  Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

January 13, 2004
(Date)

/s/ Rosemary Martin
(Signature)

Rosemary Martin, Company Secretary
(Name/Title)

Exhibit No.         Exhibit

99.1                      Subsidiary Chain of Ownership